FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Correction to “Supplement for Financial Highlights – Year ended March 31, 2014”, furnished as Exhibit 1 to the report on Form 6-K on May 9, 2014.

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K/A by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

EXPLANATORY NOTE: The registrant furnished with the Securities and Exchange Commission (the “SEC”) a report on Form 6-K on May 9, 2014. The registrant is furnishing this Form 6-K/A in order to amend certain information, including information under the headings “Share Buyback Program” and “CAPITALIZATION AND INDEBTEDNESS”, in Exhibit 1 “Supplement for Financial Highlights – Year ended March 31, 2014”, furnished on Form 6-K on May 9, 2014, as shown in Exhibit 1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 16, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Tokyo, May 16, 2014 – Nomura Holdings, Inc. is amending certain information in the “Supplement for Financial Highlights – Year ended March 2014”, issued on May 9, 2014, as shown below.

The correction is due to mistakenly calculating the number of shares of Nomura Holdings common stock as treasury stock from June 2013. Information under the headings “Share Buyback Program” and “CAPITALIZATION AND INDEBTEDNESS” has been corrected, as indicated in the bold, underlined text below.

Share Buyback Program

Original

Our Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from May 19, 2014 to July 25, 2014, and have an upper limit of 100 million shares of Nomura Holdings common stock, or 2.6 percent of outstanding shares, and also an upper limit of 70 billion yen in value. Of this, approximately 44 million shares are expected to be used for stock options. The shares will be purchased on the stock exchange via a trust bank.

Nomura plans to use the acquired treasury stock to issue shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.

As of March 31, 2014, NHI had 3,822,562,601 outstanding shares including 104,927,439 shares as treasury stock.

Corrected

Our Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from May 19, 2014 to July 25, 2014, and have an upper limit of 100 million shares of Nomura Holdings common stock, or 2.6 percent of outstanding shares, and also an upper limit of 70 billion yen in value. Of this, approximately 44 million shares are expected to be used for stock options. The shares will be purchased on the stock exchange via a trust bank.

Nomura plans to use the acquired treasury stock to issue shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.

As of March 31, 2014, NHI had 3,822,562,601 outstanding shares including 104,932,139 shares as treasury stock.

CAPITALIZATION AND INDEBTEDNESS10

Original

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura as of March 31, 2014. There has been no material change in Nomura’s capitalization and indebtedness since March 31, 2014.

Millions of yen
As of March 31, 2014
Short-term borrowings	¥602,131
Long-term borrowings	8,227,063
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares as of March 31, 2014
Issued—3,822,562,601 shares as of March 31, 2014
Outstanding—3,717,635,162 shares as of March 31, 2014	594,493
Additional paid-in capital	683,638
Retained earnings	1,287,003
Accumulated other comprehensive income (loss)	20,636

Total NHI shareholders’ equity before treasury stock	2,585,770
Common stock held in treasury, at cost—104,927,439 shares as of March 31, 2014	(72,087)

Total NHI shareholders’ equity	2,513,683
Noncontrolling interests	39,533

Total equity	2,553,216

Total capitalization and indebtedness	¥11,382,410

[10]	Nomura enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding, as of March 31, 2014 was ¥11,509 million.

Corrected

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura as of March 31, 2014. There has been no material change in Nomura’s capitalization and indebtedness since March 31, 2014.

Millions of yen
As of March 31, 2014
Short-term borrowings	¥602,131
Long-term borrowings	8,227,063
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares as of March 31, 2014
Issued—3,822,562,601 shares as of March 31, 2014
Outstanding—3,717,630,462 shares as of March 31, 2014	594,493
Additional paid-in capital	683,638
Retained earnings	1,287,003
Accumulated other comprehensive income (loss)	20,636

Total NHI shareholders’ equity before treasury stock	2,585,770
Common stock held in treasury, at cost—104,932,139 shares as of March 31, 2014	(72,090)

Total NHI shareholders’ equity	2,513,680
Noncontrolling interests	39,533

Total equity	2,553,213

Total capitalization and indebtedness	¥11,382,407

[10]	Nomura enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding, as of March 31, 2014 was ¥11,509 million.

Disclaimers

•	This document is produced by Nomura. Copyright 2014 Nomura Holdings, Inc. All rights reserved.

•	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•	The audit of the consolidated financial statements for this fiscal year has not been completed by the independent auditors at the point of disclosing this document. As a result of such audit, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Annual Report on Form 20-F for the year ended March 31, 2014.